Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Three Months Ended March 31, 2014	2013	2012	2011	2010	2009
Earnings (losses):

Earnings (loss) before income taxes	$(606)	$539	$(724)	$845	$253	$(668)
Add (deduct):
Fixed charges, from below	422	1,629	1,526	2,017	1,292	949
Amortization of capitalized interest	3	11	9	7	5	3
Distributed earnings of affiliates	—	—	—	1	2	2
Interest capitalized	(14)	(49)	(37)	(32)	(15)	(10)
Equity earnings in affiliates	—	(1)	(4)	(6)	(4)	(4)

Earnings (loss) as adjusted	$(195)	$2,129	$770	$2,832	$1,533	$272

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$187	$783	$835	$949	$798	$577
Portion of rent expense representative of the interest factor (e)	235	846	691	1,068	494	372

Fixed charges	$422	$1,629	$1,526	$2,017	$1,292	$949

Ratio of earnings to fixed charges	(b)	1.31	(c)	1.40	1.19	(d)

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Earnings were inadequate to cover fixed charges by $617 million in the first three months of 2014.

(c) Earnings were inadequate to cover fixed charges by $756 million in 2012.

(d) Earnings were inadequate to cover fixed charges by $677 million in 2009.

(e) Imputed interest applied to rent expense.